Filed by Salient MF Trust
pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company:
Salient Midstream & MLP Fund
Commission File No. 811-22626

Midstream & MLP Fund

SALIENT MIDSTREAM & MLP FUND ANNOUNCES
PLANNED REORGANIZATION

HOUSTON, TX – June 28, 2022 – Salient Midstream & MLP Fund (the “Fund”) (NYSE: SMM) announced today that its Board of Trustees determined to reorganize SMM into Salient MLP & Energy Infrastructure Fund (“SMLPX”) (the reorganization of SMM into SMLPX is the “Reorganization”).  SMLPX is an open-end fund that is a series of Salient MF Trust with approximately $849 million in net assets and is also managed by Salient Capital Advisors, LLC, the investment adviser of SMM, using a similar investment strategy.
After careful consideration of a variety of factors and alternatives, the Board of Trustees determined that it would be in the best interest of shareholders to merge SMM into SMLPX.
The proposal to merge SMM into SMLPX will require the approval of SMM shareholders.  This press release is not intended to, and does not constitute an offer to purchase or sell shares of SMM or SMLPX (together, the “Funds”) nor is this press release intended to solicit a proxy from any shareholder of the Funds. The solicitation of the purchase or sale of securities or of proxy to effect the Reorganization will only be made by a definitive Proxy Statement/Prospectus. The Proxy Statement/Prospectus has yet to be filed with the U.S. Securities and Exchange Commission (the “SEC”). After the Proxy Statement/Prospectus is filed with the SEC, it may be amended or withdrawn. The Proxy Statement/Prospectus will not be distributed to shareholders of SMM unless and until a Registration Statement comprising of the Proxy Statement/Prospectus becomes effective with the SEC.
The Funds and their respective trustees and officers, and Salient, and its partners, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganization. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds’ respective trustees and officers, and Salient and its partners, officers and employees and other persons by reading the Proxy Statement/Prospectus when it is filed with the SEC.
INVESTORS AND SHAREHOLDERS OF THE FUNDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS.
The Proxy Statement/Prospectus will not constitute an offer to buy or sell securities, in any state where such offer or sale is not permitted.
Shareholders may obtain free copies (when they become available) of the Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies (when they become available) of the Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to Salient Investor Relations at (713) 548-2636.

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© 2022 Salient. All rights reserved.	1

Salient Midstream & MLP Fund is a Delaware statutory trust registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund’s investment objective is to provide a high level of total return with an emphasis on making quarterly cash distributions to its common shareholders. The Fund seeks to achieve that objective by investing at least 80% of its total assets in securities of MLPs and midstream companies. There can be no assurance that the Fund will achieve its investment objective.

This press release contains "forward-looking statements" as defined under the U.S. federal securities laws. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual future results to differ significantly from the Fund’s present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; leverage risk; valuation risk; interest rate risk; tax risk; the volume of sales and purchase of shares; the continuation of investment advisory, administration and other service arrangements; and other risks discussed in the Fund’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Fund undertakes no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that the Fund’s investment objective will be attained.

About Salient
Salient Partners, L.P. ("Salient") is a real asset and alternative investment firm that offers a suite of strategies focused on energy and infrastructure, real estate and tactical alternative investments. Institutions and investment advisors turn to Salient to build smarter, more efficient portfolios. Strategies are offered in the form of open- and closed-end funds and separately managed accounts. Salient was founded in 2002 and has offices in Houston and San Francisco. Learn more about Salient at www.salientpartners.com.

SMLPX seeks to maximize total return (capital appreciation and income). SMLPX seeks to achieve its investment objective by investing at least 80% of its net assets in securities of MLPs and energy infrastructure companies. Investing involves risk including the potential loss of principal. SMLPX may engage in other investment practices that may involve additional risks and you should review the prospectus for a complete description.

You should consider the investment objective, risks, charges and expenses of SMLPX carefully before investing. The prospectus and summary prospectus contain this and other information about SMLPX and are available, along with information for SMM, by calling 866-667-9228. They should be read carefully before investing.

Advisory services offered by Salient Capital Advisors, LLC (the “advisor”), a wholly owned subsidiary of Salient Partners, L.P.  Salient is the trade name for Salient Partners, L.P., which together with its subsidiaries provides asset management and advisory services. Salient MLP & Energy Infrastructure Fund is distributed by Foreside Fund Services, LLC.

FOR SHAREHOLDER INQUIRIES:

Salient Capital Advisors, LLC
info@salientpartners.com
800-994-0755

FOR MEDIA INQUIRIES:

David Linton
dlinton@salientpartners.com
713-993-4017

© 2022 Salient. All rights reserved.	2